C21 Announces Release Date of Second Quarter Financial Results

VANCOUVER, September 16, 2020 - C21 Investments Inc. (CSE: CXXI and OTCQB: CXXIF) ("C21" or the "Company"), a leading vertically-integrated cannabis company, today announces that it plans to release its second quarter (fiscal period ending July 31, 2020) unaudited financial results on September 24, 2020.

For further inquiries, please contact:

Media contact:
Skyler Pinnick
Chief Marketing Officer and Director
Sky.Pinnick@cxxi.ca
+1 833 BUY-CXXI (289-2994)

Investor contact:
Michael Kidd
Chief Financial Officer and Director
Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning within the United States cannabis industry and the planned filing date of the Company's second quarter 2020 unaudited financial results.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.